[Letterhead of SCBT Financial Corporation]

March 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:        David S. Lyon, Financial Analyst

                        Michael F. Johnson, Staff Attorney

RE:      SCBT Financial Corporation

           Amendment No. 2 to Registration Statement on Form S-4

           Filed March 22, 2012

           File No. 333-179748

Dear Messrs. Lyon and Johnson:

            SCBT Financial Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 5:00 p.m., March 22, 2012, or as soon thereafter as practicable.

            In connection with that request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please direct any questions regarding this request to Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or Edward J. Lee of Wachtell, Lipton, Rosen & Katz at (212) 403-1155.  Thank you for your continued assistance.

Sincerely,

/s/ Keith S. Rainwater____

Keith S. Rainwater

SCBT Financial Corporation

cc:        Robert R. Hill, SCBT Financial Corporation

             Matthew M. Guest and Edward J. Lee, Wachtell, Lipton, Rosen & Katz